Cepton, Inc.
399 West Trimble Road
San Jose, California 95131

(408) 459-7579

VIA EDGAR

April 11, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue

Re:	Cepton, Inc.
Registration Statement on Form S-1
Filed February 11, 2022
File No. 333-2622688

Dear Ms. Donahue:

Cepton, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 7, 2022, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on February 11, 2022 (the “Registration Statement”). The Company has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission on the date hereof. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 filed on February 11, 2022

Prospectus Cover Page, page i

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the Preliminary Prospectus cover page of the Amended Registration Statement.

2.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrant are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the Preliminary Prospectus cover page and pages 8, 26, 46, 61 and 62 of the Amended Registration Statement.

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registrations statement could have on the public trading price of the Class A common stock.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the Preliminary Prospectus cover page and page 9 of the Amended Registration Statement.

Risk Factors, page 10

4.	Include an additional risk factor highlighting the negative pressure potential sale of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 10 of the Amended Registration Statement.

Management’s Discussion and Analysis

Business Overview, page 59

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 61 and 62 of the Amended Registration Statement.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 61 and 62 of the Amended Registration Statement.

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and/or warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchasing prices and the current trading price.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the Preliminary Prospectus cover page and pages 10, 25, 26, 61, and 119 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Ryan Coombs at rcoombs@omm.com or by telephone at (415) 984-8943.

Sincerely,

/s/ Jun Pei
Jun Pei
Chief Executive Officer

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